Exhibit 97.1
AXOS FINANCIAL, INC.
CLAWBACK POLICY
(Effective October 2, 2023)

Introduction

The Board of Directors (the “Board”) of Axos Financial, Inc. (the “Company”) believes it is in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay for performance compensation philosophy to further align management with the interests of stockholders over the long term. The Board has therefore adopted this policy (the “Policy”) to provide for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the listing standards of New York Stock Exchange LLC and its affiliates (collectively, the “NYSE”) or any other national securities exchange on which the Company’s securities are listed.

Administration

This Policy shall be administered by the Compensation Committee of the Board (the “Committee”), in which case references herein to the Board shall be deemed references to the Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

Covered Executives

This Policy applies to the Company’s current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act, Rule 10D-1 thereunder and the listing standards of the NYSE or any other national securities exchange on which the Company’s securities are listed (each, a “Covered Executive” and collectively, “Covered Executives”).

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, the Board will require prompt reimbursement or forfeiture of any excess Incentive-Based Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement, in addition to any transition period (that results from any change in the Company’s fiscal year) within or immediately following such three completed fiscal years (the “Recoupment Amount”). The Recoupment Amount shall be computed without regard to any taxes paid by the Covered Executive with respect to such Incentive-Based Compensation. Incentive-Based Compensation is deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award in attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

Incentive-Based Compensation

For purposes of this Policy, “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a “Financial Reporting Measure” (as defined below) including, but not limited to

•Annual bonuses and other short- and long-term cash incentives; and
•Restricted stock units.

A “Financial Reporting Measure” is a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, including any measure that is derived wholly or in part from such measure, including, but not limited to:

•Company stock price;
•Total shareholder return (“TSR”) and relative TSR;
•Revenues;
•Net income or after-tax net income;
•Liquidity measures such as working capital or operating cash flow;
•Return measures such as return on equity, return on invested capital or return on assets; and
•Earnings measures such as earnings per share.

Excess Incentive-Based Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive-Based Compensation paid to the Covered Executive based on the erroneous data over the Incentive-Based Compensation that would have been paid to the Covered Executive had it been based on the restated results.

If the Board cannot determine the amount of excess Incentive-Based Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive-Based Compensation hereunder; provided, however the Board shall first seek to off-set any Incentive-Based compensation due and owing to the Covered Executive to the extent such recovery method would not delay recovery for an unreasonable period of time.

No Indemnification

The Company shall not indemnify any Covered Executive against the loss of any incorrectly awarded Incentive-Based Compensation.

Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards proposed or adopted by the Securities and Exchange Commission (the “SEC”), the NYSE or any national securities exchange on which the Company’s securities are listed (collectively, the “Applicable Rules”).

Effective Date

This Policy shall be effective as of the date first set forth above (the “Effective Date”) and shall apply to Incentive-Based Compensation that is approved, awarded or granted to Covered Executives, whether prior to, on, or after the Effective Date.

Amendment; Termination; Applicable Rules

The Board may amend or terminate this Policy from time to time in its discretion. This Policy shall be interpreted in a manner that is consistent with any Applicable Rule and shall otherwise be interpreted (including in the determination of amounts recoverable) in the business judgment of the Board. To the extent the Applicable Rules require recovery of Incentive-Based Compensation in additional circumstances beyond those specified in this Policy, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive-Based Compensation to the fullest extent required by the Applicable Rules.

Other Recoupment Rights

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any compensation plan or policy, employment agreement, equity award agreement, stock options award agreement, long term cash incentive award agreement, performance-accelerated restricted shares award agreement, stock appreciation rights award agreement, or other similar agreement or instrument and any other legal remedies available to the Company.

Impracticability

The Board shall recover any excess Incentive-Based Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with the Applicable Rules.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
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